Exhibit 99.2

NEXGEN ENERGY LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2019

Dated May 9, 2019

NEXGEN ENERGY LTD. For the three months ended March 31, 2019

GENERAL

This management’s discussion and analysis (“MD&A”) is management’s interpretation of the results and financial condition of NexGen Energy Ltd. (“NexGen” or the “Company”) for the three months ended March 31, 2019 and includes events up to the date of this MD&A. This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements as at and for the three months ended March 31, 2019 and the notes thereto (together, the “Interim Financial Statements”) and other corporate filings including NexGen’s annual information form for the year ended December 31, 2018 (the “AIF”) dated March 31, 2019, all of which is available under the Company’s profile on SEDAR at www.sedar.com. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified. This MD&A contains forward-looking information. Please see the section, “Note Regarding Forward-Looking Information” for a discussion of the risks, uncertainties and assumptions used to develop the Company’s forward-looking information.

It is important to note that in accordance with International Financial Reporting Standards (“IFRS”), IsoEnergy Ltd.’s (“IsoEnergy”) financial results are consolidated with those of NexGen, including in this MD&A. However, IsoEnergy is a listed entity with its own management, directors, internal control processes and financial budgets and finances its own operations.

Financial Statements

Management is responsible for the Interim Financial Statements referred to in this MD&A. The Audit Committee of the Company’s Board of Directors (the “Board”) has been delegated the responsibility of reviewing and approving the Interim Financial Statements and MD&A.

The Interim Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and should be read in conjunction with NexGen’s audited financial statements for the year ended December 31, 2018 (the “Annual Financial Statements”), which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Based on the nature of the Company’s activities, both presentation and functional currency is Canadian dollars.

The Company’s Interim Financial Statements have been prepared using IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern in the long-term is ultimately dependent on its ability to obtain financing and achieve future profitable operations.

Technical Disclosure

All scientific and technical information in this MD&A has been reviewed and approved by Mr. Troy Boisjoli, Geoscience Licensee, Vice President - Operations & Project Development for NexGen. Mr. Boisjoli is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the key assumptions, parameters and methods used to estimate the updated mineral resource and Pre-Feasibility Study (“PFS”) set forth below, please refer to the technical report entitled “Technical Report on the Pre-Feasibility Study of the Arrow Deposit, Rook I Property, Province of Saskatchewan, Canada” ( the “Rook I PFS Technical Report”). The Rook I PFS Technical Report is filed under the Company’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml). The Rook I PFS Technical Report has been reviewed and approved by Paul O’Hara, P.Eng. of Wood PLC (“Wood”), David Robson, P.Eng.and Jason Cox, P.Eng. of Roscoe Postle Associates Inc. (“RPA”), each of whom is a “qualified person” under NI 43-101.

2

NEXGEN ENERGY LTD. For the three months ended March 31, 2019

The Mineral Resource Estimate was completed by Mr. Mark Mathisen, C.P.G., Senior Geologist at RPA and Mr. David Ross, P.Geo., Director of Resource Estimation and Principal Geologist at RPA.  Both are independent Qualified Persons in accordance with the requirements of National Instrument (NI) 43-101 and they have approved the disclosure herein. All other technical information in this news release has been approved by Mr. Troy Boisjoli, Geoscientist Licensee, Vice President - Operations & Project Development for NexGen.  Mr. Boisjoli is a qualified person for the purposes of NI 43-101 and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

Natural gamma radiation in drill core reported in this MD&A was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

BACKGROUND

NexGen was incorporated pursuant to the Business Corporations Act (British Columbia) on March 8, 2011 as "Clermont Capital Inc.", a capital pool company within the meaning of Policy 2.4 - Capital Pool Companies of the TSX Venture Exchange. On April 19, 2013, the Company completed its "qualifying transaction" and in connection therewith consolidated its common shares on a 2.35:1 basis and changed its name to "NexGen Energy Ltd.".

NexGen is a Canadian based uranium exploration and development company engaged in the exploration and development of its portfolio of uranium properties located in the Province of Saskatchewan, Canada. NexGen's principal asset is its 100% interest in the Rook I project, a project in the Athabasca Basin, Saskatchewan (the "Rook I Project").

The Rook I Project is located in the southwest Athabasca Basin and is the location of the Company’s Arrow discovery in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the South Arrow discovery in July 2017. The Rook I Project consists of thirty-two (32) contiguous mineral claims totaling 35,065 hectares.

The Company is listed on the Toronto Stock Exchange (the “TSX”) and NYSE American, LLC (“NYSE American”) under the symbol “NXE” and is a reporting issuer in each of the provinces of Canada other than Québec.

The Company has three wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. (collectively, the “Subsidiaries”). The Company also holds 53.35% of the outstanding common shares of IsoEnergy, as of the date hereof.

In the year ended December 31, 2017, the Company completed a financing raising aggregate gross proceeds of US$110 million (the “Financing”) consisting of a private placement of: (a) 24,146,424 common shares at a price of US$2.0707 per share, for gross proceeds of US$50 million (the “Placement Shares”); and (b) US$60 million in aggregate principal amount of 7.5% unsecured convertible debentures (the “2017 Debentures”) with affiliates of CEF Holdings Limited and/or its shareholders (collectively, the “Investors”) and in connection therewith (i) extended the maturity date of the existing 7.5% unsecured convertible debentures (the “2016 Debentures” and together with the 2017 Debentures, the “Convertible Debentures”) from June 11, 2021 to July 22, 2022 to match the maturity date of the 2017 Debentures; and (ii) revised and consolidated certain other non-financial provisions of the 2016 Debentures, including the strategic alignment provisions, into an investor rights agreement, described in detail below under “Discussion of Operations”.

3

NEXGEN ENERGY LTD. For the three months ended March 31, 2019

OVERALL PERFORMANCE

General

In the three months ended March 31, 2019, the Company continued exploration and development activities at its Rook I Project including the completion of 37,863.4 metres of drilling at the Arrow deposit.

As an exploration and development stage company, the Company does not have revenues and historically has recurring operating losses. As at March 31, 2019, the Company had cash and cash equivalents of $103,853,612 (December 31, 2018: $125,059,189; March 31, 2018: $157,655,177), an accumulated deficit of $77,909,447 (December 31, 2018: $85,143,089; March 31, 2018: $57,965,176) and working capital of $96,179,230 (December 31, 2018: $119,195,168; March 31, 2018: $147,891,286).

The Interim Financial Statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Industry and Economic Factors that May Affect the Business

The business of mining for minerals involves a high degree of risk. NexGen is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to, the challenges of securing adequate capital, exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; as well as global economic and uranium price volatility; all of which are uncertain.

The underlying value of the Company’s exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of the Company’s exploration and evaluation assets in the future.

In particular, the Company does not generate revenue. As a result, the Company is ultimately dependent on third party financing to continue exploration and development activities on the Company’s properties, maintain capacity and satisfy contractual obligations including servicing the interest payments due on its convertible debentures and repaying the principal amount thereof at maturity (or sooner in the event of redemption in accordance with the terms of the 2017 Debentures and 2016 Debentures, (collectively, the “Convertible Debentures"). Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means.

Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration risks and the other factors described in the section entitled "Risk Factors" in the Company’s most recent annual information form, filed March 4, 2019.

At maturity of the Convertible Debentures, the US$120 million principal amount is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all interest payments due under the Convertible Debentures until maturity but not to pay the entire principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Convertible Debentures more costly to repay. In addition, unless the Company commences generating revenue prior to the maturity date of the Convertible Debentures (or sooner in the event of redemption in accordance with the terms of the Convertible Debentures), the Company will have to raise funds to repay the principal amount of the Convertible Debentures and there can be no assurance that the Company will be able to raise sufficient funds when required, at all, or on reasonable terms.

4

NEXGEN ENERGY LTD. For the three months ended March 31, 2019

SELECTED FINANCIAL INFORMATION

The following financial data is derived from the Interim Financial Statements and should be read in conjunction with NexGen’s audited Annual Financial Statements and unaudited condensed consolidated interim financial statements for the three months ended March 31, 2019 and March 31, 2018:

	For the three months ended March 31, 2019	For the three months ended March 31, 2018

Total Revenue	$—	$—
Profit and comprehensive profit for the year	(6,975,732)	(30,026,892)
Basic Loss (profit) per Common Share	(0.02)	(0.09)
Diluted Loss (profit) per Common Share	0.01	0.01

Operating expenses
Salaries, benefits and directors’ fees	$906,709	$977,175
Office and administrative	561,508	472,944
Professional fees	734,503	613,943
Travel	273,192	202,771
Depreciation	588,662	283,599
Share-based payments	2,442,373	1,707,557
Finance income	(606,207)	(592,545)
Rental income	(7,576)	—
Mark to market (gain) on convertible Debentures	(15,957,439)	(35,223,636)
Interest expense	2,991,375	2,845,576
Interest on lease liabilities	55,501	—
Foreign exchange loss (gain)	964,386	(1,322,558)
Gain on disposal of equipment	—	(750)

Profit from operations	$(7,053,013)	$(30,035,924)

Deferred income tax expense	77,281	9,032

Profit and comprehensive profit for the year	$(6,975,732)	$(30,026,892)

Loss (profit) and comprehensive loss (profit) attributable to:
Shareholders of NexGen Energy Ltd.	$(7,233,642)	$(30,242,199)
Non-controlling interests in IsoEnergy Ltd.	257,910	215,307

Profit and comprehensive profit for the year	$(6,975,732)	$(30,026,892)

Loss (profit) per common share attributable to the Company’s common shareholders
Basic Loss (profit) per Common Share	$(0.02)	$(0.09)
Diluted Loss (profit) per Common Share	$0.01	$0.01

Weighted average number of common shares outstanding
Basic	351,660,160	342,627,246
Diluted	409,478,063	407,144,390

Three months ended March 31, 2019 vs three months ended March 31, 2018

In the three months ended March 31, 2019, NexGen recognized a net profit of $6,975,732 or $0.02 per common share, compared to a net profit of $30,026,892 or $0.09 per common share for the three months ended March 31, 2018.

5

NEXGEN ENERGY LTD. For the three months ended March 31, 2019

The Company recognized a mark to market gain on Convertible Debentures of $15,957,439 during the three months ended March 31, 2019 as compared to a mark to market gain of $35,223,636 in the three months ended March 31, 2018. This mark to market gain results from the fair value re-measurement of the Convertible Debentures at each report date, with any changes in the fair value being recognized in the loss (profit) and comprehensive loss (profit) for the period. The mark to market gain for the three months ended March 31, 2019 is mainly due to the decrease in the Company’s share price from $2.41 at December 31, 2018 to $2.16 at March 31, 2019. The mark to market gain for the three months ended March 31, 2018 is mainly due to the decrease in the Company’s share price from $3.21 at December 31, 2017 to $2.22 at March 31, 2018.

The Company recognized a foreign exchange gain of $1,322,558 in the three months ended March 31, 2018 compared to a foreign exchange loss of $964,386 in the three months ended March 31, 2019. These amounts are derived from foreign exchange rate fluctuations realized on US dollar denominated transactions and payments translated into Canadian dollars as well as unrealized foreign exchange rate fluctuations on US dollar cash and accounts payable balances held on March 31, 2019. The foreign exchange gain was due mainly to cash and cash equivalents held in US dollars and the strength of US dollars during the three months ended March 31, 2018. The foreign exchange loss was due mainly to cash and cash equivalents held in US dollars and the weakness of US dollars during the three months ended March 31, 2019.

Salaries, benefits and directors’ fees decreased from $977,175 in the three months ended March 31, 2018 to $906,709 in the three months ended March 31, 2019 mainly due to the departures of senior management after March 31, 2018; partially offset by increase in executive and management level personnel in late 2018.

Office and administrative costs increased from $472,944 in the three months ended March 31, 2018 to $561,508 in the three months ended March 31, 2019 mainly due to timing of regulatory filing fees and marketing in the three months ended March 31, 2019.

Professional fees increased from $613,943 in the three months ended March 31, 2018 to $734,503 in the three months ended March 31, 2019 due to an increase in consultant and audit fees pertaining to various corporate matters in the three months ended March 31, 2019.

Travel expenses increased from $202,771 in the three months ended March 31, 2018 to $273,192 in the three months ended March 31, 2019, primarily due to increases in marketing related travel, in person board meetings and general corporate activity in the three months ended March 31, 2019.

Depreciation increased from $283,599 in the three months ended March 31, 2018 to $588,662 in the three months ended March 31, 2019 due to an increase in the amortization of property and equipment, related to the adoption of IFRS 16 - Leases standard.

Share-based payments charged to the statement of loss (profit) and comprehensive loss (profit) increased from $1,707,557 in the three months ended March 31, 2018 to $2,442,373 in the three months ended March 31, 2019. These are non-cash charges derived by the graded vesting method of the Black-Scholes values. Stock options granted to directors and employees vest over two years with the corresponding share-based compensation expense being recognized over this period. Variances in share-based compensation expense are expected from period to period depending on many factors, including whether options are granted in a period and whether options have fully vested or have been cancelled in a period. During the three months ended March 31, 2019, the Company granted 750,000 stock options with a weighted average fair value per option of $2.25.

Finance income was comparable in the amount of $592,545 in the three months ended March 31, 2018 to $606,207 in the three months ended March 31, 2019 mainly due to increased interest rates in the three months ended March 31, 2019.

6

NEXGEN ENERGY LTD. For the three months ended March 31, 2019

Rental income increased from $nil in the three months ended March 31, 2018 to $7,576 in the three months ended March 31, 2019 due to amounts received by IsoEnergy from NxGold Ltd. for an office sublease where amounts previously received were netted against the related expense.

Interest expense increased from $2,845,576 in the three months ended March 31, 2018 to $2,991,375 in the three months ended March 31, 2019 due to the strengthening US$ foreign exchange rate on the interest related to the 2016 and 2017 Debentures, with the Convertible Debentures bearing interest at a rate of 7.5% per annum, payable semi-annually.

Interest on lease liabilities increased from $nil in the three months ended March 31, 2018 to $55,501 in the three months ended March 31, 2019 due to office leases, in relation to the adoption of IFRS 16 - Leases standard.

Deferred income tax expense of $77,281 was recognized in the three months ended March 31, 2019 as compared to $9,032 in the three months ended March 31, 2018. This relates to IsoEnergy’s deferred income tax expense due to the higher flow-through share renunciation. In the three months March 31, 2019 IsoEnergy renounced $1,411,684 (three months ended March 31, 2018 - $762,504) of flow through share expenditures.

Financial Position

The following financial data is derived from the Interim Financial Statements and should be read in conjunction with NexGen’s audited Annual Financial Statements and unaudited interim financial statements for the three months ended March 31, 2019:

	March 31, 2019	December 31, 2018	March 31, 2018

Exploration and evaluation assets	$212,359,046	$194,128,594	$166,754,474
Total assets	$327,478,652	$326,867,565	$331,094,068
Total current liabilities	$9,523,938	$6,517,313	$10,508,072
Total non-current liabilities	$125,174,869	$138,423,662	$136,590,954
Distributions or cash dividends declared per share	$-	$-	$-

Financial Position as at March 31, 2019 vs December 31, 2018

NexGen had cash and cash equivalents totaling $103,853,612 as at March 31, 2019 compared to $125,059,189 as at December 31, 2018. This decrease in cash and cash equivalents was due to exploration and evaluation asset and equipment expenditures of $16,022,858 and $536,429, respectively, $4,590,365 of cash used in operating activities and $168,168 of cash used to pay lease liabilities; offset by $1,048,666 of cash received from stock option exercises.

Exploration and evaluation assets increased from $194,128,594 as at December 31, 2018 to $212,359,046 as at March 31, 2019 due to an increase in expenditures made on exploration and evaluation assets and commencement of the Feasibility Study referred to in Discussion of Operations.

Current liabilities increased from $6,517,313 as at December 31, 2018 to $9,523,938 as at March 31, 2019. The majority of this increase is related to the timing of payments for exploration and evaluation expenditures, interest accruals for the Convertible Debentures and the current portion of lease liabilities related to the adoption of IFRS 16 - Leases.

Non-current liabilities decreased from $138,423,662 as at December 31, 2018 to $125,174,869 as at March 31, 2019 due to the net decrease in fair value of the Convertible Debentures resulting primarily from fluctuations in the Company’s share price and foreign exchange rates since December 31, 2018; partially offset by the recording of Long-term lease liability related to the adoption of IFRS 16 - Leases.

7

NEXGEN ENERGY LTD. For the three months ended March 31, 2019

DISCUSSION OF OPERATIONS

The Convertible Debentures mature on July 22, 2022 (the “Maturity Date”) and bear interest at a rate of 7.5% per annum, payable semi-annually in arrears, with 5.0% of such interest payable in cash and the remaining 2.5% payable in common shares of the Company, issuable at a price equal to the volume-weighted average trading price of the common shares calculated in US dollars on the exchange or market which has the greatest trading volume in the Company’s common shares for the 20 consecutive trading days (“20-day VWAP”) ending three trading days preceding the date such interest payment is due.

The 2017 Debentures are convertible at the holders’ option, in whole or in part, into common shares at a conversion price (the “2017 Conversion Price”) of US$2.6919 per share, subject to adjustment. The Company may redeem the 2017 Debentures, in whole or in part, from July 21, 2020 and prior to the Maturity Date at a price equal to the outstanding principal amount plus accrued and unpaid interest up to the redemption date, provided the 20-day VWAP of the common shares for the period ending three trading days preceding the date immediately prior to the date the redemption notice is given exceeds 130% of the 2017 Conversion Price.

The 2016 Debentures are convertible at the holder’s option, in whole or in part, into common shares of the Corporation at a conversion price (the “2016 Conversion Price”) of US$2.3261 per common share, subject to adjustment. The Company may redeem the 2016 Debentures in whole or in part from June 10, 2019 and prior to the Maturity Date at a price equal to the outstanding principal amount plus accrued and unpaid interest up to the redemption date, provided the 20-day VWAP of the common shares for the period ending three trading days preceding the date immediately prior to the date the redemption notice is given exceeds 130% of the 2016 Conversion Price.

Upon completion, of a change of control (which includes in the case of the Investors’ right to require the Company to redeem the Convertible Debentures, a change in the Chief Executive Officer of the Company), the Investors of the Convertible Debentures may require the Company to redeem, or the Company has the right to redeem, any outstanding Convertible Debentures in cash at: (i) on or prior to July 21, 2020 for the 2017 Debenture and on or prior to June 10, 2019 for the 2016 Debenture, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board, the Company may require the Investors of the Convertible Debentures to convert the Convertible Debentures into common shares of the Company at the 2017 Conversion Price or 2016 Conversion Price, as applicable, provided the consideration payable upon the change of control exceeds the 2017 Conversion Price or 2016 Conversion Price, respectively, and is either payable in cash or is payable in property or securities which the holders of the 2017 Debentures or 2016 Debentures, as applicable, in their sole discretion, wish to receive.

A “change of control” of the Company is defined as: (i) the acquisition by any transaction, directly or indirectly, by a person or group of persons acting jointly or in concert of voting control or direction over 50% or more of the Company’s outstanding common shares; (ii) the amalgamation, consolidation or merger of the Company with or into another entity as a result of which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the entity carrying on the business of the Company following such transaction; (iii) the sale, assignment, transfer or other disposition of all or substantially all of the property or assets of the Company to another entity in which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction following such transaction; or (iv) the removal by resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company which removal has not been recommended in the Company’s management information circular, or the failure to elect to the Board a majority of the directors proposed for election by management in the Company’s management information circular.

8

NEXGEN ENERGY LTD. For the three months ended March 31, 2019

In consideration for the increased investment in the Company pursuant to the Financing, the Company and the Investors entered into an investor rights agreement (the “Investor Rights Agreement”) dated July 21, 2017 which provides for the following and replaced those similar provisions contained in the 2016 Debentures. The Investor Rights Agreement provides that:

(a)	for so long as the Investors hold at least 10% of the common shares (on a partially diluted basis), the Investors agreed: (i) not to tender or agree to tender (or convert) the Convertible Debentures or any common shares then held to an unsolicited takeover bid that constitutes a change of control, (ii) to exercise the votes attached to all common shares then held in respect of any change of control transaction, and deposit or tender such common shares, in accordance with the recommendation of the Board, (iii) to abstain or withhold votes in respect of any common shares they hold in respect of the election of individuals to the Board who are not nominees of management, and (iv) in respect of non-change of control matters, not to exercise the votes attached to any common shares they hold contrary to the recommendation of the Board;

(b)	for so long as the Investors hold at least 10% of the common shares (on a partially diluted basis), the Investors agreed to a standstill whereby they will, among other things, not acquire any securities of the Company or solicit proxies or otherwise attempt to influence the conduct of security holders of the Company;

(c)	for so long as the Investors hold at least 10% of the common shares (on a partially diluted basis), the Investors are subject to restrictions on disposition applicable to any common shares they hold, consisting of giving prior notice to the Company of any proposed disposition (within a 30 day period) of more than 0.5% of the number of common shares then outstanding and either: (i) disposing of such common shares to specific willing investors identified by the Company within a seven-day period; or (ii) thereafter, disposing of such common shares either through a broad distribution on the public markets or in a private transaction or block trade to anyone other than specific investors identified by the Company within the seven-day period; and
(d)	for so long as the Investors hold at least 15% of the common shares (on a partially diluted basis), CEF Holdings Limited has the right to nominate one director to the Board.

Each of the foregoing covenants other than (d) shall terminate upon a completion of a Fundamental Change. A Fundamental Change means the occurrence of any of the transactions involved or items (i), (ii) or (iii) of the definition of Change of Control set out above and a change in the Company’s Chief Executive Officer.

On September 18, 2017, the Company issued 111,110 common shares for the acquisition of the remaining 40% interest in the Dufferin Lake property (“Dufferin”). Dufferin comprises five contiguous mineral dispositions covering an area of 10,910 hectares and is located approximately 360 kilometres northwest of La Ronge, Saskatchewan.

Exploration

On December 4, 2018, the Company commenced a 126,000 metre drill program using ten drill rigs. The objectives of this drill program are (i) conversion of Indicated Mineral Resources to the Measured category; (ii) conversion of Inferred Mineral Resources to the Indicated category; (iii) geotechnical and hydrogeological characterization of the rock mass in areas of potential mine development and Underground Tailings management Facility (UGTMF). As of March 31, 2019, the Company has completed a total of 41,087.9 m, of which 37,863.4 m were drilled during Q1 2019.

9

NEXGEN ENERGY LTD. For the three months ended March 31, 2019

Highlights of the 2019 winter drill program include the Eighty-one drill holes have been successfully completed within Objective (i) drilling, one hole was abandoned due to excessive deviation through overburden, and ten holes were in-progress at the end of Q1 2019; Within Objective (iii) drilling four holes have been completed within the UGTMF area, and positively indicate the area contains suitable rock-mass and hydraulic conductivity to facilitate underground development. One hole was drilled to the Athabasca Unconformity above the proposed UGTMF area while another hole was drilled to the unconformity above the Arrow Deposit. Of the Objective (iii) holes, five have had vibrating water piezometers (VWP) installed, to facilitate ongoing monitoring of groundwater pressure changes - one hole in the UGTMF area was left open for potential of a Westbay multilevel groundwater monitoring system to be installed.

Mineral Resource Update

On November 5, 2018, the Company announced the following updated mineral resource estimate on the Rook I Project having an effective date of May 25, 2018:

Structure	Tonage (Tonnes)	Grade (U3O8%)	Metal U3O8 (U3O8 lbs)
Indicated Mineral Resource
A2 LG	1,240,000	0.79	21,700,000
A2 HG	460,000	17.85	181,000,000
A3 LG	1,010,000	0.70	15,500,000
A3 HG	180,000	9.68	38,400,000
Total	2,890,000	4.03	256,600,000
Inferred Mineral Resource
A1	1,510,000	0.72	23,900,000
A2 LG	1,290,000	0.70	19,900,000
A2 HG	5,000	12.70	1,400,000
A3 LG	1,230,000	1.11	30,000,000
A3 HG	1,000	9.07	200,000
A4	800,000	0.92	16,300,000
Total	4,840,000	0.86	91,700,000

Notes:

1.	CIM Definition Standards were followed for Mineral Resources, Mineral Resources are reported inclusive of Mineral Reserves. CIM defines Mineral Resource as a concentration or occurrence of a natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such a form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
2.	Mineral Reserves include transverse and longitudinal stopes, ore development and incremental ore.
3.	Stopes and ore development were estimated at a cut-off grade of 0.25% U3O8.
4.	Incremental ore is material between 0.03% U3O8 and 0.25% U3O8 that must be extracted to access mining areas. 0.0% U3O8 is the limit for what is considered benign waste and material that be must be treated and stockpiled in an engineered facility.
5.	No by-product credits have been included in the Mineral Reserve statement.
6.	Mineral resources are estimated using a long-term metal price of US$45 per pound U3O8, and a 0.75 US$/C$ exchange rate (C$1.00 = US$0.75).
7.	A minimum mining width of 3.0 m was applied for all longhole stopes.
8.	The density varies according to the U3O8 grade in the block model. Waste density is 2.464 t/m3.
9.	Numbers may not add due to rounding.

10

NEXGEN ENERGY LTD. For the three months ended March 31, 2019

Probable Mineral Reserves

On November 5, 2018, the Company announced the following maiden Probable Mineral Reserves on the Rook I Project having an effective date of May 25, 2018. The Probable Mineral Reserves include diluting materials and allowances for losses which may occur when material is mined:

Probable Mineral Reserves
Structure	Tonnage (Tonnes)	Grade (U3O8%)	Metal U3O8 (U3O8 lb)
A2	2,057,600	4.13%	187,400,000
A3	1,375,500	1.54%	46,700,000
Total	3,433,100	3.09%	234,100,000

Pre-Feasibility Study (“PFS”)

On November 5, 2018, the Company announced the results of the PFS in respect of the Arrow deposit which was based on the updated mineral resource estimate set forth above.

	PEA	PFS	Variance
After-Tax Net Present Value (8% discount)	CAD $3.49 Billion	CAD $3.7 Billion	+6%
After-Tax Internal Rate of Return (IRR)	56.7%	56.8%	0%
After-Tax Payback	1.1 Years	1.2 Years	+9%
Initial Capital Costs (CAPEX)	CAD $1.19 Billion	CAD $1.25 Billion	+5%
Average Annual Production (Life of Mine)	18.5 M lbs U3O8	25.4 M lbs U3O8	+37%
Average Annual Production (Years 1-5)	27.6 M lbs U3O8	29.0 M lbs U3O8	+5%
Average Annual Throughput	1,448 tonnes per day	1,039 tonnes per day	-28%
Average Annual Grade	1.73% U3O8	3.09% U3O8	+79%
Mine Life	15 Years	9 Years	-6 years
Average Annual After -Tax Net Cash Flow (Life of Mine)	CAD $553 Million	CAD $909 Million	+64%
Average Annual Operating Cost (Life of Mine)	CAD $8.37 (US $6.70)/lb U3O8	CAD $ 5.81 (US $4.36)/lb U3O8	-31%
Operating Margins (Life of Mine)	85.5%	90.6%	+6%

Note: PEA based on $1.00 = US $0.80, PFS based on $1.00 = US $0.75

The PFS resource only includes Indicated Mineral Resource as per CIM guidelines. Indicated Mineral Resources are that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit Inferred Mineral Resource. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

The PFS envisioned a standalone mine, mill and ancillary site infrastructure to support a nine-year mine life.

11

NEXGEN ENERGY LTD. For the three months ended March 31, 2019

Mine

A detailed mine plan based on conventional long-hole stope mining was engineered using Indicated Mineral Resources only. Geotechnical studies during Pre-Feasibility supported the conventional longhole stoping mining method including the use of longitudinal and transverse stopes, 30 metre level spacing, and the nominal stope strike length of 15 metres to 30 metres. This represents an excellent stope stability range for underground mining in highly competent conditions. The geometry of the Arrow deposit enables decoupled production areas in both the A2 and A3, enabling flexibility of mine sequencing.

Mill

The PFS confirmed processing and production of Yellowcake from the Arrow deposit with conventional processing technology. The main components of the processing plant are:

•	Grinding
•	Leaching
•	Liquid-Solid Separation via Counter Current Decantation
•	Solvent Extraction
•	Yellowcake Precipitation
•	Yellowcake Packaging
•	Paste Tailings Plant

Detailed metallurgical study resulted in process recovery increasing to 97.6% (versus 96% in the PEA). In addition, the ammonia strip process envisioned in the PEA was updated to an acid strip process in the PFS, resulting in the complete elimination of ammonia in the processing facility. Elimination of ammonia from the processing facility will ultimately lead to improved effluent discharge performance.

The PFS also confirmed that all processed waste streams can be stored in an Underground Tailings Management Facility (“UGTMF”). The PFS also confirmed the geotechnical design, size and sequencing of the UGTMF as it relates to the mine plan. The UGTMF will significantly reduce the surface footprint of the Rook I project and represents continued and ongoing reclamation during operations, allowing for industry leading environmental sensitivity.

Cost Estimate

A capital cost estimate (Class 4 - AACE International classification guidelines) was produced from the PFS. The pre-production capital costs (CAPEX) for the contemplated underground mine, process plant and supporting infrastructure at Arrow are estimated at $1.247 billion with sustaining capital costs of $262 million (included $0.48 million for decommissioning). Wood and RPA estimated the capital costs based on a three-dimensional civil model, a mechanical equipment list, material takeoffs, vendor budget quotations on major and secondary equipment, and inputs from leading expert service providers who have experience in construction projects and cost estimation both in the Athabasca Basin and globally. Pre-production construction is envisioned to be complete in three years, the construction phase will be supported by a labour force consisting of skilled labour, trades persons, professionals and administration.

Preliminary Economic Assessment

The Company’s PFS built upon the independent maiden Preliminary Economic Assessment (“PEA”), which the Company released on July 31, 2017 of the basement-hosted Arrow deposit and a standalone mine and mill at the Rook I Project. The maiden PEA was completed by RPA and is based on the mineral resource estimate announced by the Company in March 2017 (with an effective date of December 20, 2016). The PEA highlights include a 14.4-year mine life with an after-tax NPV of $3.49 Billion, 56.7% IRR, and a 1.1-year payback. Pre-production capital costs were estimated at $1.19 Billion and unit operation costs in years 1-5 were $5.53/lb U3O8 with a life of mine (LOM) operating cost of $8.37/lb U3O8. The PEA economics were supported by a robust production profile averaging 27.6M lb U3O8 in years 1-5 with an average LOM production rate of 18.5M lb U3O8. The March 2017 Mineral Resource Estimate formed the basis of the PEA which included Indicated Mineral Resources of 1.18Mt containing 179.5M lb U3O8 grading 6.88% U3O8 and Inferred Mineral Resources of 4.25Mt containing 122.1M lb U3O8 grading 1.3% U3O8.

12

NEXGEN ENERGY LTD. For the three months ended March 31, 2019

The PEA is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Outlook

The Company plans to continue developing the Rook I Project while commencing its Feasibility Study (“FS”). To support the FS, the Company is completing a 126,000 metre drill program focused on converting Mineral Resources from Indicated to Measured and Inferred to Indicated. Additionally, the drill program will also focus on the geotechnical and hydrogeological characterization of the rock-mass in areas of potential mine development and Underground Tailings Management Facility.

As stated above, the Company does not generate revenue. As a result, the Company continues to be dependent on third party financing to continue exploration and development activities on the Company’s properties, maintain capacity and satisfy contractual obligations (including servicing the interest payments due on the Convertible Debentures and repaying the principal amount thereof when due). Accordingly, the Company’s future performance and activities will be most affected by its access to financing, whether debt, equity or other means. Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration results, and the other factors described below under “Risk Factors”.

Summary of Quarterly ResultS

The following financial information is derived from the Company’s financial statements, prepared in accordance with IFRS and presented in Canadian dollars. It should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for each of the past eight quarters, as well as the Annual Financial Statements.

(Expressed in Canadian dollars)	2019 Mar 31	2018 Dec 31	2018 Sep 30	2018 Jun 30	2018 Mar 31	2017 Dec 31	2017 Sep 30	2017 Jun 30

Finance income	$606,207	$660,899	$615,995	$617,126	$592,545	$548,994	$448,744	$133,549

Loss (profit) for the period	$(6,975,732)	$(15,089,688)	$19,215,320	$24,409,654	$(30,026,892)	$32,200,006	$2,051,191	$(3,127,153)

Loss (profit) for the period attributable to common shareholders	$(7,233,642)	$(15,334,672)	$19,002,306	$24,304,876	$(30,242,199)	$31,977,508	$1,828,692	$(3,324,392)

Loss (profit) per common share attributable to common shareholders
- Basic	(0.02)	(0.04)	$0.06	$0.07	$(0.09)	$0.10	$0.01	$(0.01)
- Diluted	0.01	0.08	$0.06	$0.07	$0.01	$0.10	$0.01	$0.01

NexGen does not derive any revenue from its operations except for interest income from its cash and cash equivalent balances. Its primary focus is the acquisition, exploration, evaluation and development of resource properties.

The significant fluctuations in loss (profit), particularly for the quarterly periods from June 30, 2017 to March 31, 2019, are mainly the result of mark to market gains or losses recognized on the fair value re-valuation of the Convertible Debentures at each quarter, with any changes in the fair value being recognized in the loss (profit) for the quarter.

Interest income recorded as finance income has fluctuated depending on cash and cash equivalent balances available to generate interest and the earned rate of interest.

The loss (profit) per period has fluctuated depending on the Company’s activity level and periodic variances in certain items. Quarterly periods are therefore not comparable due to the nature and timing of exploration and development activities.

13

NEXGEN ENERGY LTD. For the three months ended March 31, 2019

Liquidity AND CAPITAL RESOURCES

NexGen has no revenue-producing operations, earns only minimal interest income on cash and cash equivalents, and historically has recurring operating losses. As at March 31, 2019, the Company had an accumulated deficit of $77,909,447.

As at the date of this MD&A, the Company has approximately $94.36 million in cash and cash equivalents and approximately $8.21 million in current liabilities. The Company’s working capital balance as at the date of this MD&A is approximately $88.64 million.

On July 21, 2017, the Company completed the Financing raising total gross proceeds of US$110 million. The Financing positions the Company to continue its planned exploration and development activities at the Rook I Project and planned pre-development activities and assessments, while maintaining current corporate capacity (including servicing the interest payments on the Convertible Debentures), which includes wages, consulting fees, professional fees, costs associated with the Company’s office in Vancouver and Saskatoon and fees and expenditures required to maintain all of its tenements.

The Company does not have any commitments for capital expenditures. However, as of the date hereof, the Company has the following contractual obligations:

		(Expressed in Canadian dollars)
Contracts and leases	Total	Less than 1 year	1-3 years	3-5 years		After 5 years
Convertible debentures(1)	$180,331,667	$7,800,000	$15,600,000	$156,931,667	(3)	$-
Vehicle Leases	357,095	$138,050	$219,045	$-		$-
Office leases(2)	3,428,981	684,615	1,020,014	1,395,055		329,297
Total contractual obligations	$184,117,743	$8,622,665	$16,839,059	$158,326,722		$329,297

(1) Cash interest payments on 2016 and 2017 Debentures converted from US$ into C$ at a rate of 1.30.
(2) Leases pertain to Vancouver corporate head office, Saskatoon offices and IsoEnergy's corporate head office.
(3) This includes repayment of the US$120 million principal amount of 2016 and 2017 Debentures which, if not converted prior to maturity, will become due and payable (converted from US$ into C$ at a rate of 1.30).

On an ongoing basis, and particularly in light of current market conditions for mineral exploration, management evaluates and adjusts its planned level of activities, including planned, exploration and committed administrative costs, to maintain adequate levels of working capital.

As previously stated, the Company is dependent on external financing, including equity issuances and debt financing, to fund its activities. Circumstances that could impair the Company’s ability to raise future additional funds include general economic conditions, the price of uranium and the other factors set forth below under “Risk Factors” in the Company’s current annual information form and above under “Industry and Economic Factors that May Affect the Business”.

The Company has not paid any dividends and management does not expect that this will change in the near future.

Working capital is primarily held in cash and cash equivalents, significantly reducing any liquidity risk of financial instruments held by NexGen.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as at March 31, 2019 or as at the date hereof.

14

NEXGEN ENERGY LTD. For the three months ended March 31, 2019

Transactions With Related Parties

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers and related companies.

Remuneration attributed to key management personnel can be summarized as follows:

For the three months ended
	March 31, 2019	March 31, 2018
Short-term compensation(1)	$ 778,807	$ 943,608
Share-based payments (stock options)(2)	$ 2,196,201	$ 1,684,385
	$ 2,975,008	$ 2,627,993

Notes:

(1) Short-term compensation to key management personnel for the three months ended March 31, 2019 amounted to $778,807 (2018 - $943,608) of which $593,602 (2018 - $670,450) was expensed and included in salaries, benefits and directors’ fees on the statement of loss and comprehensive loss. The remaining $185,205 (2018 - $273,158) was capitalized to exploration and evaluation assets.

(2) Share-based payments to key management personnel for the three months ended March 31, 2019 amounted to $2,196,201 (2018 - $1,684,385) of which $2,162,257 (2018 - $1,358,967) was expensed and $33,944 (2018 - $325,418) was capitalized to exploration and evaluation assets.

As at March 31, 2019, there was $nil (December 31, 2018 - $1,415,900) included in accounts payable and accrued liabilities owing to its directors and officers for compensation.

OUTSTANDING SHARE DATA

The authorized capital of NexGen consists of an unlimited number of common shares and an unlimited number of preferred shares. As at May 9, 2019, there were 354,320,395 common shares, 32,520,482 stock options and no preferred shares issued and outstanding.

Set forth below are details regarding the outstanding stock options.

	Number of Options	Number Exercisable	Exercise Price	Remaining Contractual Life (Years)	Expiry Date

	400,000	400,000	$ 0.400	0.15	May 23, 2019
	3,300,000	3,300,000	$ 0.460	0.73	December 24, 2019
	2,850,000	2,850,000	$ 0.500	1.16	May 27, 2020
	3,250,000	3,250,000	$ 0.640	1.72	December 16, 2020
	250,000	250,000	$ 2.690	2.19	June 8, 2021
	4,425,000	4,425,000	$ 2.650	2.23	June 23, 2021
	2,750,000	2,750,000	$ 2.240	2.71	December 15, 2021
	250,000	250,000	$ 3.110	3.06	April 22, 2022
	1,475,000	983,333	$ 2.930	3.62	November 13, 2022
	3,775,000	2,516,667	$ 3.390	3.71	December 14, 2022
	475,000	316,667	$ 2.390	4.04	April 13, 2023
	4,525,000	1,508,333	$ 2.850	4.19	June 8, 2023
	100,000	33,333	$ 2.660	4.22	June 20, 2023
	720,482	240,160	$ 2.490	4.39	August 21, 2023
	3,225,000	1,075,000	$ 2.410	4.76	December 31, 2023
	500,000	166,667	$ 2.270	4.98	March 21, 2024
	250,000	83,333	$ 2.220	4.99	March 27, 2024
Total	32,520,482	24,398,493

15

NEXGEN ENERGY LTD. For the three months ended March 31, 2019

CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in a material adjustment to the carrying amount of the affected asset or liability in future periods.

Information about significant areas of estimation uncertainty considered by management in preparing the Interim Financial Statements is as follows:

(i) Impairment

At the end of each financial reporting period the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication of an impairment loss or reversal of previous impairment. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. With respect to exploration and evaluation assets, the Company is required to make estimates about future events and circumstances regarding whether the carrying amount of intangible exploration assets exceeds its recoverable amount. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or proceeds from the disposition of the exploration and evaluation assets themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s exploration and evaluation asset properties.

(ii) Share-based payments

The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of warrants. The Black-Scholes model involves six key inputs to determine fair value of an option or warrant: risk-free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense.

(iii) Fair value of financial instruments

The Company measures its financial instruments at fair value. Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including a convertible note valuation model for the Convertible Debentures. The inputs used in these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

16

NEXGEN ENERGY LTD. For the three months ended March 31, 2019 changes in accounting policies

The accounting policies followed by the Company are set out in Note 4 to the Annual Financial Statements and have been consistently followed in the preparation of these financial statements except for the following change in accounting policy:

In the period ended March 31, 2019, the Company transitioned to IFRS 16 - Leases, as of January 1, 2019, using the modified retrospective approach and therefore comparative information has not been restated and continues to be reported under IAS 17 Leases (“IAS 17”). On initial application, the Company has elected to record right-of-use assets based on the corresponding lease liability. Right-of-use assets and lease obligations of $2,826,512 and $3,222,380, respectively, were recorded as of January 1, 2019, with no net impact on retained earnings. When measuring lease liabilities, the Company discounted lease payments using an incremental borrowing rate at January 1, 2019. The right-of-use asset was measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The weighted-average rate applied is 7.40%. Additional detail on the effect of adopting IFRS 16 - Leases are contained in Note 4 to the Interim Financial Statements.

Capital Management

The Company manages its capital structure, and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all components of equity and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining the required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration and development stage. As such the Company has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

As discussed in the section above entitled “Overall Performance”, the Company completed a Financing raising gross proceeds of US$110 million in the year ended December 31, 2017. In addition to holding sufficient US dollars to make all interest payments due under the Convertible Debentures until maturity, the Company is investing the remaining funds from the Financing into short-term products offering the highest yields.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the three months ended March 31, 2019.

Financial Instruments and Other instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and convertible debentures. The risks associated with these financial instruments are discussed below.

The fair values of the Company’s cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or prompt liquidation ability. The Company’s cash and cash equivalents are initially recorded at fair value and subsequently at amortized cost with accrued interest recorded in amounts receivable.

The fair value of the Company’s Convertible Debentures is re-measured at its fair value at each reporting date with any change in fair value recognized in profit or loss.

17

NEXGEN ENERGY LTD. For the three months ended March 31, 2019

The Company’s risk exposure and the impact on its financial instruments are summarized below:

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and cash equivalents, short-term investments and amounts receivable. The Company holds cash and cash equivalents and short-term investments with large Canadian and Australian banks. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents on hand and short-

term investments are held at two financial institutions. Management believes the risk of loss to be remote. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash equivalents and short-term investments. Accordingly, the Company does not believe it is subject to significant credit risk.

(b) Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2019, NexGen had cash and cash equivalents of $103,853,612 to settle accounts payable and accrued liabilities of $8,528,611. The Company has issued Convertible Debentures with an aggregate repayment amount of US120 million which mature on July 22, 2022 if not converted or repaid prior to that date.

(c) Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i) Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values of the Company’s cash and cash equivalent balances as of March 31, 2019. The Company manages interest rate risk by maintaining an investment policy for short-term investments held in cash equivalents. This policy focuses primarily on preservation of capital and liquidity. The Company monitors its investments and is satisfied with the credit rating of its banks. The Convertible Debentures, in an aggregate principal amount of US$120 million, carry a fixed interest rate of 7.5% and hence, are not subject to interest rate fluctuations.

(ii) Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results.

Financial assets and liabilities subject to currency translation risk primarily include Australian and US dollar denominated cash and US dollar accounts payable and accrued liabilities. The Company maintains a Canadian and US dollar bank accounts in Canada.

18

NEXGEN ENERGY LTD. For the three months ended March 31, 2019

The Company is exposed to foreign exchange risk on its US dollar denominated Convertible Debentures. At maturity the US$120 million principal amount of the Convertible Debentures is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all interest payments due under the Convertible Debentures until maturity but not to pay the entire principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Convertible Debentures more costly to repay.

(iii) Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in the Company’s share price may affect the valuation of the Convertible Debentures which may adversely impact its earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the price of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

Sensitivity Analysis

As at March 31, 2019, the Company’s US dollar net financial liabilities were US$57,910,513. Thus a 10% change in the Canadian dollar versus the US dollar exchange rates would give rise to a $7,738,598 change in loss (profit) and comprehensive loss (profit).

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

The Company’s management is responsible for designing and maintaining an adequate system of internal controls over financial reporting as required under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings. The Company’s internal controls over financial reporting are based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsorship Organizations of the Treadway Commission (COSO).

Any internal control system, no matter how well designed, has inherent limitations. Therefore, internal controls can only provide reasonable assurance with respect to financial statement preparation and presentation.

There have not been any changes in the Company’s internal control over financial reporting during the Company’s most recently completed fiscal quarter that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration and development of mining properties. For a comprehensive list of the risks and uncertainties facing the Company, please see “Risk Factors” in the Company’s most recent annual information form and above under “Industry and Economic Factors that May Affect the Business”. These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

19

NEXGEN ENERGY LTD. For the three months ended March 31, 2019

SEGMENT INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current assets are located in Canada.

NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information and statements include, but are not limited to, statements with respect to planned exploration and development activities, the future interpretation of geological information, the cost and results of exploration and development activities, future financings, the future price of uranium and requirements for additional capital.

Generally, but not always, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen’s business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration and development activities are as anticipated, the price of uranium, the cost of planned exploration and development activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration and development activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration and development risks, reliance upon key management and other personnel, deficiencies in the Company’s title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing and other factors discussed or referred to in the Company’s Annual Information Form dated March 4, 2019 under “Risk Factors”.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The forward-looking information and statements contained in this MD&A are made as of the date of this MD&A and,accordingly, are subject to change after such date. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

Approval

The Audit Committee and the Board of NexGen have approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the Company’s profile SEDAR website at www.sedar.com or by contacting the Corporate Secretary, located at Suite 3150, 1021 West Hastings Street, Vancouver, BC V6E 0C3 or at (604) 428-4112.

20